1333 West Loop South, Suite 1700 Houston, TX 77027 Tel 713.513.3300 www.c-a-m.com

July 1, 2014

Mr. Ethan Horowitz
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:               Cameron International Corporation
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 26, 2014
Supplemental response dated May 7, 2014
File No. 1-13884

Dear Mr. Horowitz:

Set forth below is our response to the comment and request for additional information contained in the letter from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") dated June 17, 2014. For your convenience, the comment provided by the Staff has been included in the letter preceding our response. References within the response and acknowledgements to "we," "us," "our" and the "Company" herein refer to Cameron International Corporation.

Form 10-K for Fiscal Year Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Results of Operations, page 35

SEC comment:

The information provided in your response to comment 1 in our letter dated April 24, 2014 addresses "nearly 60% of the total change" in income before income taxes from your operations in the United States.  Please tell us about the factors that led to the remaining change in your domestic income before taxes.  In addition, please confirm that you will provide disclosure regarding the impact of significant economic changes and known trends or uncertainties pursuant to Item 303(A)(3) of Regulation S-K if relevant in the context of a fluctuation in the source of income based on geographic location.

Management Response:

As supplemental information to our response dated May 7, 2014, the following significant factors affected the change in income before income taxes in the United States in 2013 as compared to 2012 in relation to revenues for those periods:

($ in millions)	United States Revenues(1)	United States Income Before Income Taxes(2)

Year ended December 31, 2012	$4,670.5	$745.9

Decrease in interest income in the United States due to a change in ownership from a U.S. entity to a foreign partnership of certain Preferred Equity Certificates issued by certain of the Company's Luxembourg subsidiaries (3)		(278.9)

Increase in Drilling Systems division revenues and the approximate net decline in 2013 domestic earnings largely as a result of execution issues and higher depreciation from increased capital spending (4)	310.5	(94.0)

Increase in other costs recognized in the United States, primarily related to OneSubsea formation and integration, restructuring activities and the mark-to-market impact on currency derivatives not designated as accounting hedges (5)		(34.6)

Increase in depreciation in the Surface Systems division largely related to increased capital spending for expansion of the fleet of rental equipment (6)		(17.7)

All other operations located in the United States, including expenses associated with the Company's corporate office	(139.0)	(36.6)

Year ended December 31, 2013	$4,842.0	$284.1

(1)	See Note 15 of the Notes to Consolidated Financial Statements incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 2013.
(2)	See Note 12 of the Notes to Consolidated Financial Statements incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 2013.
(3)	See further discussion in the Company's letter to the SEC Staff dated May 7, 2014, filed in response to a comment and request for information by the Staff dated April 24, 2014.
(4)
Also see discussion in the Company's letter to the SEC Staff dated May 7, 2014, filed in response to a comment and request for information by the Staff dated April 24, 2014 and on page 36 of Management's Discussion and Analysis of Financial Condition and Results of Operations of Cameron International Corporation incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 2013.

(5)
See Note 3 of the Notes to Consolidated Financial Statements incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 2013 for information on consolidated other costs.

(6)
Also see discussion on page 36 of Management's Discussion and Analysis of Financial Condition and Results of Operations of Cameron International Corporation incorporated by reference in the Company's Annual Report on Form 10-K for the year ended December 31, 2013.

We confirm that in future filings we will provide disclosure regarding the impact of significant economic changes and known trends or uncertainties pursuant to Item 303(A)(3) of Regulation S-K if relevant in the context of a fluctuation in the source of income based on geographic location.

Acknowledgements:

We acknowledge that Cameron management is responsible for the adequacy and accuracy of the disclosures in the above-referenced filing.  We also understand that SEC Staff comments or changes to our disclosures in response to SEC Staff comments do not foreclose the Commission from taking any actions with respect to the above-referenced filing. We also understand that Cameron may not assert SEC Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at 713-513-3391 if you have any questions.

Sincerely,

/s/ Dennis S. Baldwin
Dennis S. Baldwin
Vice President, Controller and Chief Accounting Officer

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